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BRADLEY A. KLEIN (ILLINOIS)

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March 14, 2018

Ms. Barbara C. Jacobs
Ms. Folake Ayoola
Mr. Craig Wilson
Ms. Melissa Walsh

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: HUYA, Inc. (CIK No. 0001728190)
Response to the Staff's Comments on the Draft Registration <u>Statement on Form F-1 Confidentially Submitted February 1, 2018</u>

Dear Ms. Jacobs, Ms. Ayoola, Mr. Wilson and Ms. Walsh:

On behalf of our client, HUYA, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the "**Company**"), we submit to the staff (the "Staff") of the Securities and Exchange Commission (the "**Commission**") this letter setting forth the Company's responses to the comments contained in the Staff's letter dated February 28, 2018 on the Company's draft registration statement on Form F-1 confidentially submitted on February 1, 2018 (the "**Draft Registration Statement**").

Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the "**Revised Draft Registration Statement**") and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act, as amended. In addition to adding ad revising disclosure in response to Staff's comments, the Company has updated the Revised Draft Registration Statement to include its audited consolidated financial statements for the fiscal year ended December 31, 2017 and related financial information.

To facilitate the Staff's review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement and two copies of the submitted exhibits.

The Staff's comments are repeated below in bold and are followed by the Company's responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Annex A attached hereto includes an index that sets forth the relevant portions of the industry and market data from the Frost & Sullivan Report and page numbers of the Revised Draft Registration Statement where such information appears, with cross-references to marked copy of the Frost & Sullivan Report, and a copy of the Frost & Sullivan report with annotations marking the specific language that supports each relevant statement in the Revised Draft Registration Statement.

Prospectus Summary, page 1

1. **You state that the prospectus contains information from a report commissioned by you and prepared by Frost & Sullivan. Please revise to provide the date of the Frost & Sullivan Report and provide us with a copy for our review. Clearly mark the specific language in the supporting materials that supports each statement in the prospectus.**

    In response to the Staff's comment, the Company has revised the disclosure on page 1 of the Revised Draft Registration Statement.

    The Company also encloses as Annex A which includes an index that sets forth the relevant portions of the industry and market data from the Frost & Sullivan Report and page numbers of the Revised Draft Registration Statement where such information appears, with cross-references to marked copy of the Frost & Sullivan Report, and a copy of the Frost & Sullivan Report.

Our Business, page 1

2. **You state that you are the No. 1 game live streaming platform in China and you have the largest and most active game live streaming community in terms of average MAUs, average DAUs, and average daily time spent per active user in the fourth quarter of 2017. Please revise to provide your ranking in the prior comparative period to provide context.**

    In response to the Staff's comment, the Company has revised the disclosure on pages 1, 84, and 116 of the Revised Draft Registration Statement.

3. **You state that, as of December 31, 2017, your live streaming content covered over 2,600 different games, including mobile, PC and console games. Please revise to provide the data for the same period in 2016.**

   In response to the Staff's comment, the Company has revised the disclosure on pages 1, 84, 116, 118 and 121 of the Revised Draft Registration Statement.

Corporate History and Structure, page 4

4. **Please revise to provide an organizational chart depicting your corporate structure before and after the offering.**

   In response to the Staff's comment, the Company has revised the disclosure on pages 5, 6, 77 and 78 of the Revised Draft Registration Statement.

Risk Factors

As our patents may expire and may not be extended, page 25

5. **You state on page 135 that a patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. We note your disclosure on page 153 that you obtained an exclusive and royalty-free license from Guangzhou Huaduo to use 39 patents through the respective terms of such patents. To the extent there are pending expiration of material patents, please revise this risk factor to so state. Refer to Part I, Item 3.D of Form 20-F.**

   The Company respectfully advises the Staff that the earliest expiration date of the patents owned by the Company or licensed from YY is in year 2024 and there is no pending expiration of material patents.

If we fail to maintain an effective system of internal control over financial reporting..., page 28

6. **Please revise this risk factor to clarify that you will not be required to provide an assessment of the effectiveness of your internal control over financial reporting until your second annual report after your initial public offering and that an auditor attestation of management's evaluation of effectiveness of the internal controls is not required as long as you are an emerging growth company.**

   In response to the Staff's comment, the Company has revised the disclosure on pages 31 and 32 of the Revised Draft Registration Statement.

Use of Proceeds, page 63

7. **You state that you plan to use the net proceeds of the offering primarily to expand and enhance your product and service offerings and strengthen your technologies, and to use the balance of the proceeds for working capital and other general corporate purpose, including possibly providing funding to your wholly foreign-owned subsidiary in China only through loans or capital contributions and to your variable interest entity only through loans. Please revise your disclosure to disclose the estimated net amount of the proceeds broken down into each principal intended use.**

   In response to the Staff's comment, the Company has revised the disclosure on page 67 of the Revised Draft Registration Statement.

Management's Discussion and Analysis of Financial Condition and

Results of Operations Specific Factors Affecting Our Results of

Operations, page 79

8. We note that you disclose the following information or key factors throughout your filing: the average monthly active user, total monthly active user, average daily active user, total daily active user, average daily time spent per active user, average mobile monthly active user, average mobile daily active user, average monthly active broadcasters, average daily live streaming time, average number of times applications are opened per user per day, total number of active broadcasters, and total daily time spent per active user. These appear to be important measures of your operating performance. In this regard, we note your reference on page 23 to some of the terms as "key operating metrics." Please revise your disclosure to define what comprises, and how you compute, each of your performance metrics and, where applicable, provide an enhanced quantitative and qualitative discussion and analyses of the changes in these metrics for each period presented or explain to us why you do not believe these metrics contribute meaningfully to understanding and evaluating your company. We refer you to Part I, Items 5.A and 5.D of Form 20-F and Section III.B of SEC Release 33-8350.

The Company respectfully advises the Staff that the Company believes the average MAUs and the average mobile MAUs are material factors directly affecting the Company's financial performance and results of operations and the Company tracks and reviews these operating metrics to evaluate the performance of the Company. In response to the Staff's comments, the Company has revised page 8 of the Revised Draft Registration Statement to define these metrics and explain their calculation methods and page 85 of the Revised Draft Registration Statement to include qualitative and quantitative discussion on these metrics and compare them for each period presented.

With respect to the average monthly active broadcasters and total streaming hours of broadcasters, the Company believes such data do not directly attribute to the Company's live streaming revenues as there are many other factors that may have an impact on users' spending such as the variety and quality of the content streamed on our platform, but none of those factors alone would materially affect the Company's ability to generate live streaming revenues. Accordingly, the Company does not view such metrics as material factors or/and key operating metrics. Accordingly, the Company has deleted the relevant numbers in the discussion of key factors affecting the results of operation on page 85 of the Revised Draft Registration Statement. Likewise, the Company believes such data help investors understand the size of the content offering, which is an important strength of the Company and thus, the Company has disclosed such metrics when describing the Company's business. The Company has revised page 8 of the Revised Draft Registration Statement to define average monthly active broadcaster and explain its calculation method.

With respect to the average daily time spent on mobile app per active user, the Company believes that although such data does not directly affect the Company's operating results, it highlights the level of user engagement from the mobile app, which is an important strength and strategic focus of the Company. The Company discloses such operating metric to help investors understand the nature of the Company's platform and user activity level. The Company has revised page 8 of the Revised Draft Registration Statement to define average daily time spent on mobile app per active user and explain its calculation method. In addition, while the average daily time spent per active user support the Company's industry leading position, the Company does not believe this number would provide additional meaningful information to the investors given the Company has disclosed the number of the average daily time spent on mobile app per active user.

With respect to the total MAUs, the Company believes it has already disclosed the number of the average MAUs, which could be used to compute the total MAU, and thus disclosing the number of the total MAUs would not be providing additional meaningful information to the investors.

With respect to DAUs including both the average DAUs and total DAUs, the Company believes that the MAUs is a better measure of the user base at this early stage of the Company's business development as

MAUs tends to be relatively stable from month to month whereas DAUs can be volatile. The Company also believes that disclosing the number of MAUs, and not DAUs, is consistent with industry practice in general. Therefore, while the average DAUs support the Company's industry position, the Company believes disclosing the number of DAUs would not be providing additional meaningful information to the investors.

The Company has also provided information about the average daily live streaming time and average number of times applications are opened per user per days from Frost & Sullivan, to support the disclosure on the industry overview and these two operating metrics do not directly correlate with the Company's performance.

In addition, in response to the Staff's comment, the Company has also revised the disclosure on page 8 of the Revised Draft Registration Statement to add the definition and calculation methods of the relevant operating metrics.

9. **You indicate that monetization is driven by your ability to convert more users to paying users, as well as your ability to increase the spending of your paying users. To supplement your disclosure of the increase in the number paying users, please revise to also provide a measure of the spending per paying user, such as average revenue per user, for each period presented. Refer to Part I, Item 5.A.1 of Form 20-F and Section III.B.1 of SEC Release 33-8350.**

The Company respectfully advises the Staff that, as the Company is still at a relatively early stage of its business development, the historical data of spending per paying user may not be a meaningful indicator of the Company's monetization capability. In addition, the Company has disclosed the number of paying users and the amount of live streaming revenues for the years of 2016 and 2017 and the fourth quarters of 2016 and 2017, and the spending per paying user can be calculated by dividing the live streaming revenues by the number of the paying users. The Company also believes that not to use spending per paying user as a metric to evaluate the Company's financial results at this development stage is consistent with industry practice in general. In light of the above, the Company does not intend to make detailed disclosure of such measure, which does not provide additional meaningful information.

Securities and Exchange Commission
March 14, 2018
Page 7

Results of Operations, page 81

10. **Please revise to ensure that you provide a qualitative and quantitative analysis of each of the contributing or offsetting factors that caused material changes in your results of operations. For example, describe the reasons for the 200.9% increase in live streaming revenues, other than the 138.3% increase in the number of paying users. Also, quantify the impact that the increase in sales of virtual items and the increase in the number of broadcasters each had on the increase in revenue sharing fees and content costs.**

    Similarly, quantify each of the factors identified as contributing to, and partially offsetting, the increase in bandwidth costs. In addition, identify the factor(s) offsetting the one-off expense of RMB20.0 million to explain the RMB12.1 million net increase in general and administrative expenses. Refer to Part I, Item 5 of Form 20-F and Section III.D of SEC Release 33-6835.

The Company respectfully advises the Staff that the increase in the number of paying users is the primary contributing factor to the increase in live streaming revenues. Although the spending per paying user also increased and contributed to such revenue increase to a lesser extent, the Company does not believe it is a meaningful contributing factor to be discussed on a standalone basis for reasons explained in the Company response to Staff's comment #9.

The Company also respectfully advises the Staff that the Company's general and administrative expenses increased by 43.0% from RMB71.3 million in 2016 to RMB102.0 million in 2017. The net increase of RMB30.7 million was attributable to a one-off expense of RMB20.0 million (US$3.1 million) relating to the Company's carve-out from YY recorded in 2017 and professional fees in anticipation of this offering of RMB10.7 million. The Company has revised the disclosure on page 91 in the Revised Registration Statement accordingly. The Company believes it is not necessary to identify the offsetting factor(s) after the Company has supplemented its 2017 full year financials.

In addition, in response to the Staff's comment, the Company has revised the disclosure on page 89 of the Revised Draft Registration Statement to quantify the impact that the increase in sales of virtual items had on the increase in revenue sharing fees and content costs and to quantify the impact of average MAUs, pricing terms of bandwidth as well as deployment of cloud computing technologies on the bandwidth costs.

Revenue sharing fees and content costs, page 83

11. **You state on page 79 that in the nine months ended September 30, 2017, your live streaming revenues accounted for 95.4% of your total net revenues. We note your disclosure that revenue sharing fees costs consist primarily of payments to broadcasters and talent agencies in accordance with your revenue-sharing arrangements. We further note your disclosure on page 13 that in the first nine months ended September 30, 2017, your top 100 most popular broadcasters in terms of user spending attributable to their respective live streams contributed approximately 20% of your total net revenues. Where applicable, please revise your disclosure to provide the material terms of the revenue-sharing arrangements with broadcasters and talent agencies, including the multi-year cooperation agreements that contain exclusivity clauses with your top 100 most popular broadcasters.**

In response to the Staff's comment, the Company has revised page 122 of the Revised Draft Registration Statement.

Quantitative and Qualitative Disclosures about Market Risk, page 90

12. **Please revise to address any material foreign exchange risk and interest rate risk associated with the cash and cash equivalents and short-term deposits held in U.S. dollars, as noted from your disclosures on page F-62. Refer to Part I, Item 11 of Form 20-F.**

In response to the Staff's comment, the Company has revised page 98 of the Revised Draft Registration Statement.

Intellectual Property, page 124

13. **You state that as of the date of the prospectus, you have registered two patents in China, and have applied for 58 additional patents with the PRC State Intellectual Property Office. Please revise to discuss how long it takes for patent applications to be approved or denied.**

In response to the Staff's comment, the Company has revised the disclosure on pages 133 and 144 of the Revised Draft Registration Statement.

Properties, page 125

14. **You indicate on page 89 that your operating leases agreements will expire in less than a year. Please revise your disclosure to clarify whether your operating lease agreements provide for a lease renewal and whether you intend to renew your lease with YY, your controlling shareholder.**

In response to the Staff's comment, the Company has revised the disclosure on page 96 of the Revised Draft Registration Statement.

Related Party Transactions, page 153

15. Please file all agreements discussed in this section as exhibits to the registration statement, including the license from Guangzhou Huaduo to use 39 patents, and agreements related to the services arrangement and online advertising arrangement, or tell us why you believe they are not material. Refer to Item 601 of Regulation S-K.

The Company respectfully advises the Staff that the Company has filed the English translation of the patent licensing agreement between Guangzhou Huaduo and Guangzhou Huya dated December 31, 2016 as exhibit 10.11 to the Revised Registration Statement.

The Company respectfully advises the Staff that the Company believes that agreements related to services and online advertising arrangements are not material to the Company because (i) they were made in the ordinary course of the Company's business; (ii) the total service fees for 2017 were, and the total service fees for 2018 based on the Company's best estimation are expected to be, insignificant; (iii) the Company's business does not substantially depend upon the services provided by YY and the Company intends to increase purchases of services from third-party service providers in the future.

Taxation, page 179

16. We note that you intend to file the opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters and the opinion of Commerce & Finance Law Offices regarding certain PRC tax matters as Exhibits 8.1 and 8.2, respectively. Please revise to clearly identify each material tax consequence being opined upon and identify the tax counsels. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

In response to the Staff's comment, the Company has revised the disclosure on pages 45, 93, 94, 190, 191 of the Revised Draft Registration Statement.

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

(l) Revenue recognition, page F-20

17. For your virtual items, virtual currency and noble member status, please revise to disclose important judgments and assumptions used to determine recognition of the deferred amounts and related revenue. For example, consider disclosure of usage patterns and estimated average lives. Similarly revise your revenue recognition critical accounting policy on page 93. Refer to ASC 235-10-50-3.

In response to the Staff's comment, the Company has revised its disclosure of revenue recognition accounting policies to provide more details related to the important judgments and assumptions used to determine recognition of the deferred amounts and related revenue on pages 101, 102, F-25 and F-26 of the Revised Draft Registration Statement.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(j) Recently issued accounting pronouncements, page F-60

18. Please clarify what you mean in your disclosure that the "...Company has applied the new revenue standard from January 1, 2018...," considering that no financial statements covering the period of adoption have been presented.

In response to the Staff's comment, the Company has revised page F-34 of the Revised Draft Registration Statement.

Note 16. Redeemable convertible preferred shares, page F-72

19. We note your disclosure on page F-79 that the Series A Preferred Shares will be automatically converted into ordinary shares upon the closing of a Qualified IPO pursuant to your memorandum and articles of association. Please tell us where the terms of the automatic conversion are described in your discussion of the key terms of the Series A Preferred Shares, or revise to disclose. In this regard, tell us how you have complied with the disclosures required by ASC 505-10-50-3.

Securities and Exchange Commission
March 14, 2018
Page 11

In response to the Staff's comment, the Company has supplemented the disclosure on the terms of automatic conversion in Note 17 on page F-44 of the Revised Draft Registration Statement.

Note 23. Unaudited pro forma balance sheet and loss per share for conversion of preferred shares, page F-79

20. Please revise your presentation of the numerator used to compute unaudited pro forma basic and diluted net loss per share to begin with net loss attributable to ordinary shareholders as reported.

In response to the Staff's comment, the Company has revised the presentation of the numerator used to compute unaudited pro forma basic and diluted net loss per share to begin with net loss attributable to ordinary shareholders as reported in Note 26 on page F-57 of the Revised Draft Registration Statement.

General

21. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"), is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

22. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff's comments. In response to the Staff's comments, the Company has inserted the inside front cover artwork of the prospectus into the Revised Draft Registration Statement. Copies of other graphical materials, if any, will be provided to the Staff once available.

Securities and Exchange Commission
March 14, 2018
Page 12

*   *   *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Alex Chan, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-20-3819-2385 or via email at alex.p.chan@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc: Rongjie Dong, Chief Executive Officer and Director, HUYA Inc.
    Dachuan Sha, Chief Financial Officer, HUYA Inc.
    Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
    David Zhang, Esq., Partner, Kirkland & Ellis International LLP
    Steve Lin, Esq., Partner, Kirkland & Ellis International LLP


<u>ANNEX A</u>

Annex A-I: Third Party Information Backup Table

Annex A-II: Backup Source Documents


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